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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Fritz Companies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   358846-10-3
                                 (CUSIP Number)

                              John F. Seegal, Esq.
                         Orrick, Herrington & Sutcliffe
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 This report consists of 7 sequentially numbered
        pages. Exhibit index is located on sequentially numbered page 7 .
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CUSIP NO. 358846-10-3                                          Page 2 of 7 Pages



1.  NAME OF REPORTING PERSON                                       Lynn C. Fritz

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)                     [ ]
                                                     (B)                     [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS                                                           PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                          [ ]
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           United States


                     7.  SOLE VOTING POWER                            12,963,770
 NUMBER OF
  SHARES
BENEFICIALLY         8.  SHARED VOTING POWER                                   0
  OWNED BY
    EACH
  REPORTING          9.  SOLE DISPOSITIVE POWER                       12,963,770
   PERSON
    WITH
                    10.  SHARED DISPOSITIVE POWER                              0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     12,963,770


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
     CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.2%


14.  TYPE OF REPORTING PERSON                                                 IN


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CUSIP NO. 358846-10-3                                          Page 3 of 7 Pages

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), issued by Fritz Companies, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 706 Mission Street, San Francisco, California 94103.

Item 2.  Identity and Background.

         The following person is filing this statement:

                                     Present Principal Occupation or Employment;
                                     Name, Principal Business,  and Address of
Name and Residence or                Organization in Which Such Employment is
Business Address                     Conducted

Lynn C. Fritz                        President and
706 Mission Street                   Chief Executive Officer
San Francisco, California 94103      Fritz Companies, Inc.
(business)                           706 Mission Street
                                     San Francisco, California 94103
                                     (provider or integrated transportation
                                     logistics)

         During the last five years, Mr. Fritz has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Fritz is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         In the event that Mr. Fritz elects to exercise the stock options which were granted to him, he intends to use his personal funds for such purpose.

Item 4.  Purpose of Transaction.

         Mr. Fritz believes that the price of Fritz common stock in the public market is under valued and intends to purchase additional shares from time to time. Mr. Fritz believes that the grants of restricted stock and stock options to him by the Audit and Compensation Committee reflected the Audit and Compensation Committee's determination that such grants would be in the best interest of the Company.

         Mr. Fritz has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, except as contemplated by the first paragraph of this
               Item 4, or the disposition of securities of the issuer except for except for future gifts of stock and other routine transactions;
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CUSIP NO. 358846-10-3                                          Page 4 of 7 Pages

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than those which have been publicly disclosed;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Lynn C. Fritz owns 13,044,856 shares (37.2%) of the Company's Common Stock. Of such 13,044,856 shares (i) 14,000 constitute unvested shares of restricted stock as to which Mr. Fritz currently has voting power, (ii) 76,666 consist of vested stock options, (iii) 4,420 shares are held in a trust for the benefit of Mr. Fritz's children.

         (b) Lynn C. Fritz has sole power to vote and direct the disposition of 12,963,770 shares of the Company's Common Stock owned by him and will have sole power to vote and to direct the disposition of all shares issuable upon exercise of stock options granted to him at such time as he exercises such options. An unaffiliated trustee has the power to vote and direct the disposition of the 4,420 shares of the Company stock held in the above-referenced trust. Each share of the Company's Common Stock is entitled to one vote.

         (c) Lynn C. Fritz has not engaged in any transaction in the Company's Common Stock since January 1, 1995, except as follows: (i) on March 31, 1995, 20,000 shares of nonqualified stock options originally granted to Mr. Fritz on March 31, 1994, became vested,
               (ii) on March 31, 1996, 20,000 shares of non-qualified stock options originally granted to Mr. Fritz on March 31, 1994, became vested, (iii) On February 29, 1996, 26,666 shares on non-qualified stock
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CUSIP NO. 358846-10-3                                          Page 5 of 7 Pages


         options originally granted to Mr. Fritz on February 28, 1995, became vested, (iv) on June 12, 1996, 10,000 shares of non-qualified stock options originally granted to Mr. Fritz on June 12, 1995 became vested,
         (v) on June 12, 1995, Mr. Fritz received grants of an aggregate of 14,000 shares of restricted stock and (vi) on October 11, 1995, Mr. Fritz made five separate gifts aggregating 1,460 shares of the Company's common stock to Stephen B. Bley as trustee of the Lynn C. Fritz and Tamara Fritz 1990 Living Children's Trust, (vii)on March 4, 1996, Mr. Fritz made gifts totalling 4,000 shares to various charities, and (viii) on June 6, 1996 made a gift of 250 shares of stock to Christine Beal. Mr. Fritz also received grants of stock options on March 31, 1994, February 28, 1995, and June 12, 1995, to purchase 60,000, 80,000 and 30,000 shares, respectively; except as reflected in the prior two sentences, none of such stock options has vested or will vest within 60 days from the date hereof other than as set forth above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Inapplicable.

Item 7.  Materials to be Filed as Exhibits.

         The following exhibits are filed herewith:

              None
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CUSIP NO. 358846-10-3                                          Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1996



- ------------------------------
Lynn C. Fritz
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CUSIP NO. 358846-10-3                                          Page 7 of 7 Pages


                                  EXHIBIT INDEX

                                                                Sequentially
Exhibit                    Description of Exhibit              Numbered Pages

                                 No Exhibits